FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 15, 2021

1.       DATE, TIME AND PLACE: on January 15, 2021, at 06:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: Analysis and decision about the election of the Board of Directors´ member to compound the advisory committees to the Board.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and deliberation on the election of the members of the Company's Board of Directors for the composition of the Company's Board Advisory Committees: after presenting the presentation of the proposal for the election of the members of the Advisory Committees of the Board of Directors, the members of the Board of Directors resolved elect, for a term connected to the term of office of the Board of Directors, the following members: (i) Financial Committee: (a) Eleazar Carvalho Filho, for the position of Chairman of the Committee, (b) Arnaud Daniel Charles Walter Joachim Strasser, (c) Christophe Hidalgo, (d) Hervé Daudin; and (e) Renan Bergmann; (ii) Human Resources and Corporate Governance Committee: (a) Arnaud Daniel Charles Walter Joachim Strasser, for the position of Chairman of the Committee, (b) Luiz Augusto de Castro Neves, (c) Rafael Russowsky, and (d) Ronaldo Iabrudi dos Santos Pereira; (iii) Audit Committee: (a) Eleazar Carvalho Filho, for the position of Coordinator of the Committee, (b) Christophe Hidalgo, (c) Fernando Dal-Ri Múrcia, (d) Gisélia da Silva, (e) Renan Bergmann; (iv) Sustainability and Diversity Committee: (a) Luiz Augusto de Castro Neves, for the position of Chairman of the Committee, (b) Arnaud Daniel Charles Walter Joachim Strasser, (c) Hélio Mattar, (d) Rafael Russowsky, and (e) Ronaldo Iabrudi dos Santos Pereira; and (v) Innovation and Digital Transformation Committee: (i) Ronaldo Iabrudi dos Santos Pereira, for the position of Chairman of the Committee, (ii) Christophe Hidalgo, (iii) Jorge Faiçal, (iv) Paul Sangeet Choudary and (v) Rafael Russowsky.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, January 14, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 18, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.